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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    ----------------------------------

                     RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           (Amendment No. 2)

                    ----------------------------------

                          MYCOGEN CORPORATION
                          (Name of the Issuer)

                          MYCOGEN CORPORATION
                        THE DOW CHEMICAL COMPANY
                          ROFAN SERVICES INC.
                            CENTEN AG INC.
                          DOW AGROSCIENCES LLC
                                 and
                     AGROSCIENCES ACQUISITION INC.
                 (Name of Person(s) Filing Statement)

                             COMMON STOCK
                      PAR VALUE $0.001 PER SHARE
       (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                    (Title of Class of Securities)

                             628452 10 4
                (CUSIP Number of Class of Securities)

       John Scriven              Jane M. Gootee         Brian G. Taylorson
  Vice President, General        Vice President              President
   Counsel and Secretary       Rofan Services Inc.         Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center          2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674  Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000           (517) 636-1000
       (517) 636-1000

      Louis W. Pribila        Brian G. Taylorson            Carlton J. Eibl
 Vice President, Secretary         President                   President
    and General Counsel    AgroSciences Acquisition Inc.   Mycogen Corporation
   Dow AgroSciences LLC          2030 Dow Center           5501 Oberlin Drive
   9330 Zionsville Road      Midland, Michigan 48674    San Diego, CA 92121-1718
Indianapolis, Indiana 46268      (517) 636-1000             (619) 453-8030
      (317) 337-3000

                                 with copies to:

                Scott J. Davis                    Norman M. Gold
               James T. Lidbury                 Peter H. Lieberman
             Mayer, Brown & Platt                Altheimer & Gray
           190 South LaSalle Street           10 South Wacker Drive
            Chicago, Illinois 60603                 Suite 4000
                (312) 782-0600               Chicago, Illinois 60606
                                                   312) 715-4000

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.   /X/  A tender offer.
     d.   / /  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
                              CALCULATION OF FILING FEE
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Transaction Valuation*                   Amount of Filing Fee
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$374,232,918                                    $74,847
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*    For purposes of calculating the filing fee only.  This amount assumes the purchase of 11,532,381 shares of common stock (the "Shares") of the subject company at $28.00 in cash per Share as well as the purchase of 3,568,635 Shares subject to outstanding options at $28.00 per Share less the average exercise price per Share subject to such options of $13.6174.
     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/X/  Amount Previously Paid:       $74,847
     Form or Registration Number:  Schedule 14D-1.
     Filing Party:                 The Dow Chemical Company, Rofan Services
                                   Inc., Centen Ag Inc., Dow AgroSciences LLC
                                   and AgroSciences Acquisition Inc.
     Date Filed:                   September 4, 1998.
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                           INTRODUCTION


     This amended Rule 13e-3 Transaction Statement is being filed by Mycogen Corporation (the "Company"), The Dow Chemical Company ("TDCC"), Rofan Services Inc. ("Rofan"), Centen Ag Inc. ("Centen"), AgroSciences Acquisition Inc. ("Purchaser") and Dow AgroSciences LLC ("Parent") for the sole purpose of filing Exhibits 99(b)(5), 99(b)(6) and 99(b)(7).



                                     -1-

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                                SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 1998.    THE DOW CHEMICAL COMPANY


                              By /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                                 Name:  G. Michael Lynch
                                 Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By /s/ J. PEDRO REINHARD
                                 --------------------------------------
                                 Name: J. Pedro Reinhard
                                 Title: President


                              CENTEN AG INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President


                              DOW AGROSCIENCES LLC


                              By /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                                 Name: Louis W. Pribila
                                 Title: Vice President, Secretary and
                                        General Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President


                              MYCOGEN CORPORATION


                              By /s/ CARLTON J. EIBL
                                 --------------------------------------
                                 Name: Carlton J. Eibl
                                 Title: President

                                 -12-

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                                 EXHIBIT INDEX
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                                                                                  SEQUENTIALLY
  EXHIBIT NO.                   DESCRIPTION                                       NUMBERED PAGE
 ------------                   -----------                                      ---------------
  99(b)(1)          Salomon Smith Barney Report to Dow AgroSciences LLC
                    dated August 3, 1998.*
  99(b)(2)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 3, 1998.*
  99(b)(3)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 31, 1998.*
  99(b)(4)          Opinion of Wasserstein Perella & Co., Inc. to the Special
                    Committee of Mycogen Corporation dated August 31, 1998.*
  99(b)(5)          Wasserstein Perella & Co., Inc. Presentation to the
                    Special Committee of Mycogen Corporation dated
                    July 27, 1998.**
  99(b)(6)          Wasserstein Perella & Co., Inc. Presentation on Valuation
                    of Mycogen Corporation dated July 20, 1998.**
  99(b)(7)          Wasserstein Perella & Co., Inc. Preliminary Presentation
                    to the Special Committee of the Board of Directors of
                    Mycogen Corporation dated June 25, 1998.**
  99(c)(1)          Agreement and Plan of Merger among Mycogen Corporation,
                    Dow AgroSciences LLC and AgroSciences Acquisition Inc.
                    dated as of August 31, 1998. (Incorporated herein by
                    reference from Exhibit 99.1 to Amendment No. 15 to
                    Schedule 13D filed September 1, 1998).*
  99(c)(2)          Confidentiality Agreement among Mycogen Corporation, The
                    Dow Chemical Company and Dow AgroSciences LLC dated July
                    16, 1998.*
  99(c)(3)          Exchange and Purchase Agreement among Mycogen
                    Corporation, Agrigenetics, Inc., DowElanco and United
                    AgriSeeds, Inc. dated as of January 15, 1996
                    (Incorporated herein by reference from Exhibit 99(a)(1)
                    to Schedule 13D filed January 25, 1996).*
  99(c)(4)          Amendment to Exchange and Purchase Agreement between
                    Mycogen Corporation and Dow AgroSciences LLC dated as of
                    July 22, 1998 (Incorporated herein by reference from
                    Exhibit 99(1) to Amendment No. 14 to Schedule 13D filed
                    July 23, 1998).*
  99(c)(5)          Technology Agreement among Mycogen Corporation,
                    Agrigenetics, Inc. and DowElanco dated as of February
                    19, 1996 (Incorporated herein by reference from Exhibit B
                    to Exhibit 99(a)(1) to Schedule 13D filed January 25,
                    1996).*
  99(c)(6)          Brassica License and Research Agreement between Dow
                    Elanco Canada and Mycogen Corporation dated October 30,
                    1997.*
  99(c)(7)          Restated Loan Agreement between Dow AgroSciences LLC and
                    Mycoyen S.A. dated May 15, 1998.*
  99(c)(8)          Loan Agreement between Dow Elanco and Mycogen Corporation
                    dated as of April 1, 1997 (the "Dow Loan Agreement").*
  99(c)(9)          Amendment No. 1 to Dow Loan Agreement dated as of
                    September 29, 1997.*
  99(c)(10)         Amendment No. 2 to Dow Loan Agreement dated as of
                    November 14, 1997.*
  99(c)(11)         Amendment No. 3 to Dow Loan Agreement dated as of
                    November 18, 1997.*
  99(c)(12)         Amendment No. 4 to Dow Loan Agreement dated as of April
                    6, 1998.*
  99(c)(13)         Amendment No. 5 to Dow Loan Agreement dated as of October
                    1, 1997.*
  99(c)(14)         Loan Agreement between Mycogen Corporation and DowElanco
                    dated as of April 1, 1997 (the "Mycogen Loan Agreement").
  99(c)(15)         Amendment No. 1 to Mycogen Loan Agreement dated as of
                    April 6, 1998.*
  99(c)(16)         Amendment No. 2 to Mycogen Loan Agreement dated as of
                    October 1, 1997.*
  99(c)(17)         Memorandum of Understanding dated September 3, 1998.*
  99(d)(1)          Offer to Purchase dated September 4,
                    1998.*
  99(d)(2)          Form of Letter of Transmittal.*
  99(d)(3)          Form of Notice of Guaranteed Delivery.*
  99(d)(4)          Form of Letter to Brokers, Dealers,
                    Commercial Banks, Trust Companies and
                    other Nominees dated September 4, 1998.*
  99(d)(5)          Form of Letter to Clients for use by
                    Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees.
  99(d)(6)          Form of Option Election.*
  99(d)(7)          Form of Stock Purchase Election.*
  99(d)(8)          Form of Restricted Stock Election.*
  99(d)(9)          Guidelines for Certification of
                    Taxpayer Identification Number on
                    Substitute Form W-9.*
  99(d)(10)         Form of Summary Advertisement.*
  99(e)(1)          Chapter 13 of the California General Corporation Law
                    (Incorporated herein by reference from Schedule II to
                    the Offer to Purchase).*
  99(g)(1)          Complaint filed in Susser v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 1, 1998).*
  99(g)(2)          Complaint filed in Harbor Finance Partners v. Mycogen
                    Corporation et al. (Superior Court of the State of
                    California, County of San Diego, filed May 1, 1998).*
  99(g)(3)          Complaint filed in Ellis Investments, Ltd. v.
                    Eibl et al. (Superior Court of the State of California,
                    County of San Diego, filed May 1, 1998).*
  99(g)(4)          Complaint filed in Kolb v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Deigo, filed May 5, 1998).*
  99(g)(5)          Complaint filed in Anderson v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of
                    San Diego, filed May 5, 1998).*
  99(g)(6)          Complaint filed in Boettcher v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 8, 1998).*
  99(g)(7)          Complaint filed in Verrone v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 15, 1998).*
  99(g)(8)          Order of Consolidation entered in Susser v. Mycogen
                    Corporation et al. (Superior Court of State of
                    California, County of San Diego, entered June 22, 1998).*
--------------
 *  Previously filed.
**  Filed herewith.



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